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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Viewpoint Corporation.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
92672P108
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92672P108

1	NAMES OF REPORTING PERSONS: EagleRock Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	04-2693383

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,894,750

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,894,750

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,894,750

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
**SEE ITEM 4(b).

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CUSIP No.	92672P108

1	NAMES OF REPORTING PERSONS: Nader Tavakoli

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		1,898,298

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,898,298

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,898,298

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
**SEE ITEM 4(b).

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SCHEDULE 13G
     This Amendment No. 2 to Schedule 13G is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company (“EagleRock”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of Viewpoint Corporation, Inc., a Delaware corporation (the “Issuer”).
     This Amendment relates to shares of Common Stock of the Issuer purchased by Nader Tavakoli and EagleRock for the account of EagleRock Master Fund, LP (“ERMF”), a Cayman Islands limited partnership, EagleRock Institutional Partners LP (“ERIP”), a Delaware limited partnership, and Nader Tavakoli. EagleRock acts as investment manager to ERMF, and ERIP, and Mr. Tavakoli, as manager of EagleRock, controls the investment decisions of EagleRock..
The following items are hereby amended and restated in their entirety as follows:
Item 4 Ownership.
(a)	EagleRock is the beneficial owner of 1,894,750 shares of Common Stock, and Mr. Tavakoli, as the manager of EagleRock, is the beneficial owner of 1,898,298 shares of Common Stock..
(b)	EagleRock is the beneficial owner of 2.8%, and Mr. Tavakoli, as the manager of EagleRock, is the beneficial owner of 2.8% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by each reporting person by 67,670,000, the number of shares of Common Stock issued and outstanding, as reported in the Issuer’s quarterly report on Form 10-Q filed November 9, 2006.
(c)	EagleRock, as the investment manager of ERMF and ERIP, has the sole power to vote and dispose of the 1,894,750 shares of Common Stock held by ERMF and ERIP. As the Manager of EagleRock, Mr. Tavakoli may direct the voting and disposition of the 1,898,298 shares of Common Stock held by ERMF, ERIP and Nader Tavakoli.

The filing of this Schedule 13G shall not be construed as an admission that EagleRock or Mr. Tavakoli is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 1,894,750 shares of Common Stock owned by ERMF or ERIP. Pursuant to Rule 13d-4, each of EagleRock and Mr. Tavakoli disclaims all such beneficial ownership.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

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Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 99.1
Joint Filing Agreement dated February 14, 2007 between EagleRock and Nader Tavakoli.
[Signature Page Follows]

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

EagleRock Capital Management, LLC

	By:	/s/ Nader Tavakoli

NADER TAVAKOLI, Managing Member

/s/ Nader Tavakoli

Nader Tavakoli

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